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                             August 20, 2020

       Peter Aronstam
       Chief Financial Officer
       Immune Therapeutics, Inc.
       2431 Aloma Ave, Suite 124
       Winter Park, FL. 32792

                                                        Re: Immune
Therapeutics, Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed on May 14,
2020
                                                            File No. 000-54933

       Dear Mr. Aronstam:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 15. Exhibits, Financial Statement Schedules
       Exhibit 32.1, page 67

   1.                                                   We note that your Chief
Financial Officer did not furnish with this filing
                                                        the certification
required by Section 906 of the Sarbanes-Oxley Act. Please file a full amendment to your Form
10-K that includes the entire filing, as well as currently dated
                                                        Section 906
certifications and Section 302 certifications from both of your certifying officers.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Ameen
Hamady at 202-551-3891, or in his absence, Terence O'
 Peter Aronstam
Immune Therapeutics, Inc.
August 20, 2020
Page 2

Brien at 202-551-3355 with any questions.



FirstName LastNamePeter Aronstam            Sincerely,
Comapany NameImmune Therapeutics, Inc.
                                            Division of Corporation Finance
August 20, 2020 Page 2                      Office of Life Sciences
FirstName LastName